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                                                                   Exhibit 3(d)

     Notice of the time and place of all special meetings of the Board of Directors, and notice of any change in the time or place of holding the regular meetings of the Board of Directors, shall be given to each director in person, by telephone, or by sending a copy thereof by first class or express mail, postage prepaid, or by telegram (with messenger service specified), telex or TWX (with answerback received) or courier service, charges prepaid, or by facsimile transmission, or by any type of electronic communication to the address (or to the telephone, telex, TWX, fax or other number or address) supplied by the director to the Corporation for the purpose of notice at least one day before the day of the meeting; provided, however, that notice of any meeting need not be given to any director if waived by such director in writing, whether before or after the time stated therein, or if such director shall be present at the beginning of such meeting and does not object to the transaction of business because the meeting was not lawfully called or convened. If the notice is sent by mail, telegraph or courier service, it shall be deemed to have been given to the director when deposited in the United States mail or with a telegraph office or courier service for delivery to the director or, in the case of telex, TWX, fax or other electronic communication, it shall be deemed to have been given to the director when dispatched. In the absence of any resolution of the Board of Directors or any committee governing rules of procedure to the contrary, notice of meetings of any committee referred to or provided for in these By-laws shall follow the same procedures as those set forth in these By-laws for meetings of the Board of Directors.


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                                 ARTICLE XXII.
                                    Rights

         Those rights having the terms provided under the Rights Agreement between Westinghouse Electric Corporation and First Chicago Trust Company of New York (the "Rights Agent") dated as of December 28, 1995, as it may be amended from time to time (the "Rights" and the "Rights Agreement") and issued to or Beneficially Owned by Acquiring Persons or their Affiliates or Associates (as such terms are defined in the Rights Agreement) shall, under certain circumstances as provided in the Rights Agreement, be null and void and may not be transferred to any person.


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